Exhibit 99.1
ERMENEGILDO ZEGNA GROUP DELIVERS STRONG PERFORMANCE IN FY 2023
WITH PROFIT DOUBLING TO €136 MILLION

•Revenues of €1,904.5 million, up 27.6% from FY 2022 (+19.3% organic growth1)

•Gross profit of €1,224.3 million with a gross profit margin of 64.3% (62.2% in FY 2022)

•Profit of €135.7 million, up 107.8% from FY 2022 with a profit margin of 7.1% (4.4% in FY 2022)

•Adjusted EBIT1 of €220.2 million with an Adjusted EBIT Margin of 11.6% (10.6% in FY 2022)

•Proposed dividend per ordinary share of €0.12 (+20% from FY 2022)

•Group’s sustainability targets for FY 2023 achieved

April 5, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced profit of €135.7 million for FY 2023, up 107.8% from €65.3 million in FY 2022, and a profit margin of 7.1% compared to 4.4% in FY 2022.

Adjusted EBIT rose to €220.2 million with an Adjusted EBIT Margin of 11.6%. Adjusted EBIT for both the Zegna and Thom Browne segments improved significantly compared to FY 2022. In FY 2023, Adjusted EBIT for the Zegna segment reached €193.5 million, up 36.7% compared to FY 2022, while Adjusted EBIT for the Thom Browne segment rose to €59.0 million, +22.7% compared to FY 2022.

Ermenegildo “Gildo” Zegna, the Group’s Chairman and CEO, said: “2023 has been a milestone year for our Group. We delivered outstanding results, including more than doubling our profit from 2022 to reach €136 million. We have also fulfilled our 2023 sustainability commitments including those focused on traceability, diversity and inclusion, and in renewable energy adoption. We are on track with the integration of the TOM FORD FASHION business, which is enriching our unique proposition in luxury glamour.

2023 was also an important year for the Thom Browne and ZEGNA brands. Thom Browne celebrated its twentieth anniversary reaffirming the brand as a symbol of modern luxury tailoring. ZEGNA continued a well-defined journey to ensuring its place as one of the strongest brands in absolute luxury menswear. As a Group, we continued to invest in our Filiera, our in-house supply chain, which includes some of the finest and most important Italian high-end textile producers fully integrated with our unique luxury manufacturing capabilities. We recently announced the latest addition to the Filiera, a new state-of-the-art footwear and leather goods production facility in Parma, Italy, expected to be completed by the end of 2026.

Looking ahead, I see a clear and defined path forward for our Group. In the volatile world we live in, we must continue to be increasingly responsive, flexible and authentic to who we are. The Ermenegildo Zegna Group is a guardian of brands, and while short-term results are important, our top priority must always be their overall trajectory. What we should do is well defined; there will be challenges, but we know how to tackle them and how important it is to plan for the long term.”

Note on Group Financials Starting FY 2023

Starting from the year ended December 31, 2023, the Group presents its consolidated statement of profit and loss by function (previously presented by nature), which is the most representative of the way management views the business and is consistent with international practice. To conform to this new presentation format, the information for FY 2022 and 2021 has been reclassified compared to what was previously presented by the Group. The table below sets forth our consolidated
1 Revenues an organic growth basis (Organic Growth), revenues on a constant currency basis (Constant Currency), Adjusted EBIT, Adjusted EBIT Margin, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow are Non-IFRS Financial Measures. See the Non-IFRS Financial Measures section starting on page 14 of this press release for the definition and reconciliation of Non-IFRS Financial Measures.

statement of profit and loss for FY 2023, 2022 and 2021 (as reclassified for FY 2022 and 2021 to conform to the new presentation by function).

	For the years ended December 31,
(€ thousands, except percentages)	2023	Percentage of revenues	2022	Percentage of revenues	2021	Percentage of revenues
Revenues	1,904,549	100.0%	1,492,840	100.0%	1,292,402	100.0%
Cost of sales	(680,235)	(35.7%)	(564,832)	(37.8%)	(495,702)	(38.4%)
Gross profit	1,224,314	64.3%	928,008	62.2%	796,700	61.6%
Selling, general and administrative	(901,364)	(47.3%)	(695,084)	(46.6%)	(822,897)	(63.7%)
Marketing expenses	(114,802)	(6.0%)	(85,147)	(5.7%)	(67,831)	(5.2%)
Operating profit/(loss)	208,148	10.9%	147,777	9.9%	(94,028)	(7.3%)
Financial income	37,282	2.0%	13,320	0.9%	45,889	3.6%
Financial expenses	(68,121)	(3.6%)	(54,346)	(3.6%)	(43,823)	(3.4%)
Foreign exchange losses	(5,262)	(0.3%)	(7,869)	(0.5%)	(7,791)	(0.6%)
Result from investments accounted for using the equity method	(2,953)	(0.2%)	2,199	0.1%	2,794	0.2%
Profit/(Loss) before taxes	169,094	8.9%	101,081	6.8%	(96,959)	(7.5%)
Income taxes	(33,433)	(1.8%)	(35,802)	(2.4%)	(30,702)	(2.4%)
Profit/(Loss)	135,661	7.1%	65,279	4.4%	(127,661)	(9.9%)

Fiscal Year 2023 Key Financial Highlights

Revenues

In FY 2023 the Group recorded revenues of €1,904.5 million, + 27.6% YoY, or +19.3% organic growth, driven by excellent results in the Zegna segment (+12.4% YoY, +19.5% organic growth) and Thom Browne segment (+14.9% YoY, +17.8% organic growth). FY 2023 revenues include €235.5 million contributed by the Tom Ford Fashion segment following the acquisition of Tom Ford International (“TFI”) completed on April 28, 2023 (the “TFI Acquisition”).

Full details of the Group’s revenues are included in the Annual Report on Form 20-F for the year ended December 31, 2023, which will be published today.

Gross Profit, Operating Profit and Profit

Gross profit in FY 2023 reached €1,224.3 million compared to €928.0 million in FY 2022 (gross profit margin of 64.3% compared to 62.2% in the prior year). This improvement was driven by three main factors: a) channel mix, given the increasing proportion of direct-to-consumer (“DTC”) revenues, b) lower incidence of end-of season sales, in particular for the ZEGNA brand, as part of both the One Brand Strategy and the increasing penetration of Essentials (continuative products) and c) the higher absorption of industrial fixed costs. Gross profit in FY 2023 also includes the negative impact of €15.6 million on cost of sales, from the purchase price allocation (“PPA”) related to the TFI Acquisition.

Selling, general, and administrative expenses in FY 2023 were €901.4 million (47.3% of revenues) compared to €695.1 million (46.6% of revenues) in FY 2022. The higher incidence on revenues also reflects the royalty costs in connection with the license related to the TOM FORD FASHION business, which was partially offset by improved retail store productivity.

Marketing expenses in FY2023 were €114.8 million (6.0% of revenues) compared to €85.1 million (5.7% of revenues) in FY 2022, +34.8% YoY, in line with the Group’s strategy to invest in its brands to enhance equity value.

As a result of the above, the Group reported an operating profit of €208.1 million, +40.9% YoY.

Group’s profit in FY 2023 was €135.7 million, up 107.8% YoY from €65.3 million in FY 2022. The Group recorded a profit margin of 7.1% in FY 2023 compared to 4.4% in 2022.

Adjusted EBIT and Adjusted EBIT Margin

The table below shows the reconciliation of Profit/(Loss) to Adjusted EBIT and the calculation of the Profit/(Loss) Margin and the Adjusted EBIT Margin in FY 2023, 2022 and 2021. Adjusted EBIT is the main performance metric used by the Group’s management at the consolidated and reporting segment level.

	For the year ended December 31,
(€ thousands, except percentages)	2023	2022	2021
Profit/(Loss)	135,661	65,279	(127,661)
Income taxes	33,433	35,802	30,702
Financial income	(37,282)	(13,320)	(45,889)
Financial expenses	68,121	54,346	43,823
Foreign exchange losses	5,262	7,869	7,791
Result from investments accounted for using the equity method	2,953	(2,199)	(2,794)

Transaction costs related to acquisitions	6,001	2,289	—
Severance indemnities and provisions for severance expenses	4,002	2,199	8,996
Legal costs for trademark dispute	2,168	7,532	—
Costs related to the Business Combination	2,140	2,137	205,059
Net impairment of leased and owned stores	1,782	1,639	8,692
Special donations for social responsibility	100	1,000	—
Net (income)/costs related to lease agreements	(4,129)	(6,844)	15,512
Other	—	—	4,884
Adjusted EBIT	220,212	157,729	149,115

Revenues	1,904,549	1,492,840	1,292,402
Profit/(Loss) Margin (Profit/(Loss) / Revenues)	7.1%	4.4%	(9.9%)
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	11.6%	10.6%	11.5%

Adjusted EBIT in FY 2023 was €220.2 million compared to €157.7 million in FY 2022 (Adjusted EBIT Margin of 11.6% compared to 10.6% in the prior year). The increase in Adjusted EBIT was largely driven by an improved gross profit margin which more than offset the higher incidence on revenues of marketing costs, the investments made to strengthen the organization and the integration cost of the TOM FORD FASHION business.

Analysis by Segment

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Revenues by segment
Zegna	1,322,045	1,176,706	1,035,175	145,339	12.4%	141,531	13.7%
Thom Browne	380,287	330,891	264,066	49,396	14.9%	66,825	25.3%
Tom Ford Fashion	235,544	—	—	235,544	n.m.	n.m.	n.m.
Eliminations	(33,327)	(14,757)	(6,839)	(18,570)	n.m.	(7,918)	n.m.
Total Revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	200,438	15.5%

Adjusted EBIT and Adjusted EBIT Margin by segment
Zegna	193,466	141,513	131,929	51,953	36.7%	9,584	7.3%
	14.6%	12.0%	12.7%
Thom Browne	58,969	48,077	38,097	10,892	22.7%	9,980	26.2%
	15.5%	14.5%	14.4%
Tom Ford Fashion	(1,741)	—	—	(1,741)	—%	n.m.	n.m.
	(0.7)%	n.m.	n.m.
Corporate	(30,423)	(31,861)	(20,911)	1,438	(4.5%)	(10,950)	52.4%
Eliminations	(59)	—	—	(59)	n.m.	n.m.	n.m.
Total Adjusted EBIT	220,212	157,729	149,115	62,483	39.6%	8,614.00	5.8%

Zegna segment

In FY 2023, the Zegna segment (which includes ZEGNA branded products, Textile and Third Party Brands) generated revenues of €1,322.0 million2, +12.4% YoY (+19.5% organic growth).

Adjusted EBIT for the Zegna segment was €193.5 million in FY 2023, +36.7% YoY, with an Adjusted EBIT Margin of 14.6% compared to 12.0% in FY 2022. This significant improvement was primarily driven by improved productivity of the ZEGNA DTC stores and higher absorption of industrial fixed costs, partially offset by a planned increase in marketing expenses to continue to boost the brand’s equity value.

Thom Browne segment

In FY 2023, the Thom Browne segment generated revenues of €380.3 million, +14.9% YoY (+17.8% organic growth).

Adjusted EBIT for the Thom Browne segment was €59.0 million in FY 2023, with an Adjusted EBIT Margin of 15.5% compared to 14.5% in FY 2022, largely driven by improved gross profit margin.

Tom Ford Fashion segment

In FY 2023, the Tom Ford Fashion segment generated revenues of €235.5 million and a negative Adjusted EBIT of €1.7 million, which is primarily attributable to the €15.6 million one-off charges related to the PPA, classified within cost of sales. Adjusted EBIT for the Tom Ford Fashion segment was also impacted by the PPA-related amortization of the TFI license agreement with the Estée Lauder Company Inc. (ELC) (approximately €3 million on a yearly basis) and the impact of royalty costs.

Corporate costs

Corporate costs amounted to €30.4 million in FY 2023 compared to €31.9 million in FY 2022.

2 Before inter-segment eliminations.

Capital Expenditure, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow
Capital expenditure

	For the years ended December 31,
(€ thousands, except percentages)	2023	2022	2021
Payments for property, plant and equipment	57,034	49,114	79,699
Payments for intangible assets	20,843	24,185	14,627
Capital expenditure	77,877	73,299	94,326

Revenues	1,904,549	1,492,840	1,292,402
As a percentage of revenues	4.1%	4.9%	7.3%
Capital expenditure in FY 2023 rose to €77.9 million with an incidence on revenues of 4.1% compared to 4.9% in FY 2022. Capital expenditure in FY 2023 was mainly related to the expansion of the DTC stores’ network for all brands and, in particular, for the ZEGNA brand.
Trade Working Capital

	At December 31,
(€ thousands, except percentages)	2023	2022	Change
Trade Working Capital	448,909	317,128	131,781
of which trade receivables	240,457	177,213	63,244
of which inventories	522,589	410,851	111,738
of which trade payables and customer advances	(314,137)	(270,936)	(43,201)

Revenues	1,904,549	1,492,840
As a percentage of revenues	23.6%	21.2%
Trade Working Capital was €448.9 million at December 31, 2023, compared to €317.1 million at December 31, 2022, with a 23.6% incidence on revenues in FY 2023 (from 21.2% in the prior year). This increase is the result of higher inventories to support business growth and incorporates the effects of the newly acquired TOM FORD FASHION business, which contributed to revenues for eight months of 2023 only starting from the completion of the TFI Acquisition on April 28, 2023.
Net Financial Indebtedness/(Cash Surplus)

	At December 31,
(€ thousands)	2023	2022	Change
Net Financial Indebtedness/(Cash Surplus)	10,810	(122,153)	132,963
Net Financial Indebtedness was €10.8 million at December 31, 2023, compared to a Cash Surplus of €122.2 million at December 31, 2022, reflecting the net cash outflows from the investments in subsidiaries and associates (mainly related to the TFI Acquisition) and the dividend distribution, partially offset by positive Free Cash Flow generation.
Free Cash Flow

	For the year ended December 31,
(€ thousands)	2023	2022	2021
Net cash flows from operating activities	275,382	146,398	281,155
Payments for property, plant and equipment	(57,034)	(49,114)	(79,699)
Proceeds from disposals of property, plant and equipment	—	—	3,791
Payments for intangible assets	(20,843)	(24,185)	(14,627)
Payments of lease liabilities	(125,732)	(121,633)	(100,611)
Free Cash Flow	71,773	(48,534)	90,009

In FY 2023 the Group generated positive Free Cash Flow of €71.8 million compared to a negative Free Cash Flow of €48.5 million in the prior year, primarily driven by an increase in operating profit excluding non-cash items.

***

Conference Call

As previously announced, today, at 8a.m. ET (2p.m. CET), the Group will host a live webcast and conference call. To access the webcast please visit our website (https://ir.zegnagroup.com/events-and-presentations/events).To participate in the call, please dial:

United States (Local): +1 646 787 9445
United Kingdom (Local): +44 20 39362999
Italy (Local): +39 06 94501060

Access Code: 807709

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

Upcoming Announcements

The Ermenegildo Zegna Group’s next scheduled announcements are:

•April 23, 2024 Q1 2024 Revenues (*)
•July 25, 2024 H1 2024 Preliminary Revenues (*)
•September 18, 2024 H1 2024 Financial Results (*)
•October 22, 2024 Q3 2024 Revenues (*)
______________________________________
(*) Unaudited figures

To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.
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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.
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Contacts

Investor Relations / Group Communications / Media

Paola Durante / Clementina Tito
ir@zegna.com / corporatepress@zegna.com
***

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

FY 2023 - Group Revenues Tables

Revenues by Segment

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
Zegna	1,322,045	1,176,706	1,035,175	145,339	12.4%	13.8%	19.5%	141,531	13.7%	9.3%	8.4%
Thom Browne	380,287	330,891	264,066	49,396	14.9%	18.3%	17.8%	66,825	25.3%	20.6%	20.6%
Tom Ford Fashion	235,544	—	—	235,544	n.m.(*)	n.m.	n.m.	—	n.m.	n.m.	n.m.
Eliminations	(33,327)	(14,757)	(6,839)	(18,570)	n.m.	n.m.	n.m.	(7,918)	n.m.	n.m.	n.m.
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%
______________________________________
(*) Throughout this section “n.m.” means not meaningful

Revenues by Product Line

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
ZEGNA branded products	1,109,491	923,942	847,311	185,549	20.1%	22.3%	22.3%	76,631	9.0%	4.1%	4.1%
Thom Browne	378,410	330,014	263,397	48,396	14.7%	18.0%	17.5%	66,617	25.3%	20.6%	20.6%
TOM FORD FASHION	235,531	—	—	235,531	n.m.(*)	n.m.	n.m.	—	—%	—%	—%
Textile	150,986	136,769	102,244	14,217	10.4%	9.4%	9.5%	34,525	33.8%	35.4%	32.7%
Third Party Brands	25,343	97,792	74,957	(72,449)	(74.1%)	(74.2%)	(17.4%)	22,835	30.5%	27.9%	86.1%
Other	4,788	4,323	4,493	465	10.8%	11.6%	15.4%	(170)	(3.8%)	(7.5%)	(7.5%)
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%

Revenues by Distribution Channel

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
Direct to Consumer (DTC)
ZEGNA branded products	945,313	772,505	712,862	172,808	22.4%	25.4%	25.4%	59,643	8.4%	2.9%	2.9%
Thom Browne	183,422	145,702	138,567	37,720	25.9%	34.1%	19.7%	7,135	5.1%	(1.5%)	(1.5%)
TOM FORD FASHION	136,291	—	—	136,291	n.m.	n.m.	n.m.	n.m.	—%	—%	—%
Total Direct to Consumer (DTC)	1,265,026	918,207	851,429	346,819	37.8%	42.1%	24.5%	66,778	7.8%	2.2%	2.2%

Wholesale
ZEGNA branded products	164,178	151,437	134,449	12,741	8.4%	7.0%	7.0%	16,988	12.6%	10.6%	10.6%
Thom Browne	194,988	184,312	124,830	10,676	5.8%	6.0%	15.7%	59,482	47.7%	46.6%	46.6%
TOM FORD FASHION	99,240	—	—	99,240	n.m.	n.m.	n.m.	—	—%	—%	—%
Third Party Brands and Textile	176,329	234,561	177,201	(58,232)	(24.8%)	(25.5%)	5.8%	57,360	32.4%	32.2%	38.6%
Total Wholesale	634,735	570,310	436,480	64,425	11.3%	10.7%	9.6%	133,830	30.7%	29.4%	30.8%
Other	4,788	4,323	4,493	465	n.m.	n.m.	n.m.	(170)	(3.8%)	(7.5%)	—%
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%

Revenues by Geographical Area

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
EMEA (1)	658,694	520,226	380,325	138,468	26.6%	27.7%	18.8%	139,901	36.8%	36.2%	39.3%
of which Italy	281,793	224,342	158,722	57,451	25.6%	25.6%	18.4%	65,620	41.3%	41.8%	42.1%
of which UK	70,191	53,970	37,682	16,221	30.1%	31.7%	14.7%	16,288	43.2%	42.2%	51.6%
of which UAE	68,729	50,926	32,944	17,803	35.0%	38.2%	30.9%	17,982	54.6%	38.4%	39.6%
North America (2)	417,352	294,686	191,283	122,666	41.6%	40.4%	11.4%	103,403	54.1%	43.2%	41.4%
of which United States	384,544	270,312	176,059	114,232	42.3%	40.9%	10.4%	94,253	53.5%	42.1%	39.9%
Latin America (3)	37,538	29,889	19,971	7,649	25.6%	16.2%	16.2%	9,918	49.7%	33.4%	33.4%
APAC (4)	788,007	644,802	696,344	143,205	22.2%	27.3%	23.7%	(51,542)	(7.4%)	(11.6%)	(11.8%)
of which Greater China Region	595,515	494,110	588,876	101,405	20.5%	25.7%	24.2%	(94,766)	(16.1%)	(20.6%)	(20.6%)
of which Japan	84,990	65,445	55,479	19,545	29.9%	39.8%	28.3%	9,966	18.0%	23.7%	24.3%
Other (5)	2,958	3,237	4,479	(279)	(8.6%)	(8.3%)	(25.6%)	(1,242)	(27.7%)	(29.6%)	(29.6%)
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

***

Group monobrand(1) store network at December 31, 2023 and 2022

	At December 31,
	2023				2022
# Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	Group
EMEA	71	9	4	84	65	10	75
Americas	59	7	12	78	53	7	60
APAC	123	70	35	228	121	46	167
Total Direct to Customer (DTC)	253	86	51	390	239	63	302
EMEA (2)	55	7	14	76	57	6	63
Americas (3)	63	3	50	116	64	4	68
APAC	33	15	6	54	35	32	67
Total Wholesale	151	25	70	246	156	42	198
Total	404	111	121	636	395	105	500
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at December 31, 2023 or at December 31, 2022. Although some stores may still be operating at December 31, 2023, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.
(3)Americas include North America and Latin America.

***

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2023, 2022 and 2021

	For the years ended December 31,
(€ thousands, except per share data)	2023	2022(*)	2021(*)
Revenues	1,904,549	1,492,840	1,292,402
Cost of sales	(680,235)	(564,832)	(495,702)
Gross profit	1,224,314	928,008	796,700
Selling, general and administrative expenses	(901,364)	(695,084)	(822,897)
Marketing expenses	(114,802)	(85,147)	(67,831)
Operating profit/(loss)	208,148	147,777	(94,028)
Financial income	37,282	13,320	45,889
Financial expenses	(68,121)	(54,346)	(43,823)
Foreign exchange losses	(5,262)	(7,869)	(7,791)
Result from investments accounted for using the equity method	(2,953)	2,199	2,794
Profit/(Loss) before taxes	169,094	101,081	(96,959)
Income taxes	(33,433)	(35,802)	(30,702)
Profit/(Loss)	135,661	65,279	(127,661)
Attributable to:
Shareholders of the Parent Company	121,529	51,482	(136,001)
Non-controlling interests	14,132	13,797	8,340

Basic earnings per share in €	0.49	0.22	(0.67)
Diluted earnings per share in €	0.48	0.21	(0.67)
_________________
(*) Starting with the year ended December 31, 2023, the Group presents the consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and therefore it provides reliable and more relevant information and is consistent with international practice. In order to conform to this new presentation, the information for the year ended December 31, 2022 and 2021 have been reclassified compared to what was previously presented by the Group.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2023 and 2022

	At December 31,
(€ thousands)	2023	2022
Assets
Non-current assets
Intangible assets	572,274	455,908
Property, plant and equipment	159,608	126,139
Right-of-use assets	533,952	375,508
Investments accounted for using the equity method	18,765	22,648
Deferred tax assets	160,878	124,627
Other non-current financial assets	33,898	36,240
Total non-current assets	1,479,375	1,141,070
Current assets
Inventories	522,589	410,851
Trade receivables	240,457	177,213
Derivative financial instruments	11,110	22,454
Tax receivables	31,024	15,350
Other current financial assets	90,917	320,894
Other current assets	95,260	84,574
Cash and cash equivalents	296,279	254,321
Total current assets	1,287,636	1,285,657
Total assets	2,767,011	2,426,727
Liabilities and Equity
Equity attributable to shareholders of the Parent Company	840,294	678,949
Equity attributable to non-controlling interests	60,602	53,372
Total equity	900,896	732,321
Non-current liabilities
Non-current borrowings	113,285	184,880
Other non-current financial liabilities	136,556	178,793
Non-current lease liabilities	471,083	332,050
Non-current provisions for risks and charges	19,849	19,581
Employee benefits	29,645	51,584
Deferred tax liabilities	73,885	60,534
Other non-current liabilities	9,689	—
Total non-current liabilities	853,992	827,422
Current liabilities
Current borrowings	289,337	286,175
Other current financial liabilities	22,102	37,258
Current lease liabilities	122,642	111,457
Derivative financial instruments	897	2,362
Current provisions for risks and charges	16,019	13,969
Trade payables and customer advances	314,137	270,936
Tax liabilities	41,976	25,999
Other current liabilities	205,013	118,828
Total current liabilities	1,012,123	866,984
Total equity and liabilities	2,767,011	2,426,727

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2023, 2022 and 2021

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Operating activities
Profit/(Loss)	135,661	65,279	(127,661)
Income taxes	33,433	35,802	30,702
Depreciation, amortization and impairment of assets	194,952	173,521	163,367
Financial income	(37,282)	(13,320)	(45,889)
Financial expenses	68,121	54,346	43,823
Foreign exchange losses	5,262	7,869	7,791
Write downs and other provisions	(1,168)	14	19,487
Write downs of the provision for obsolete inventory	31,850	28,561	29,600
Result from investments accounted for using the equity method	2,953	(2,199)	(2,794)
(Gains)/Losses arising from the disposal of fixed assets	—	(1,124)	1,153
Other non-cash expenses, net	66,641	23,063	230,812
Change in inventories	(72,770)	(103,112)	(27,554)
Change in trade receivables	(51,022)	(15,623)	(12,294)
Change in trade payables including customer advances	11,670	43,511	31,426
Change in current and non-current provisions for risks and charges	(6,720)	(29,102)	(5,498)
Change in employee benefits	(2,566)	(8,676)	(13,456)
Change in other operating assets and liabilities	(20,479)	(38,216)	38,927
Interest paid	(29,166)	(24,938)	(17,487)
Income taxes paid	(53,988)	(49,258)	(63,300)
Net cash flows from operating activities	275,382	146,398	281,155
Investing activities
Payments for property, plant and equipment	(57,034)	(49,114)	(79,699)
Proceeds from disposals of property, plant and equipment	—	—	3,791
Payments for intangible assets	(20,843)	(24,185)	(14,627)
Proceeds from disposals of non-current financial assets	2,345	2,585	1,536
Payments for purchases of non-current financial assets	(2,623)	(111)	(4,431)
Proceeds from disposals of current financial assets and derivative instruments	270,317	46,487	92,021
Payments for acquisitions of current financial assets and derivative instruments	(36,956)	(32,412)	(76,058)
Business combinations, net of cash acquired	(117,686)	(585)	(4,224)
Acquisition of investments accounted for using the equity method	(15,734)	—	(313)
Net cash flows from/(used in) investing activities	21,786	(57,335)	(82,004)
Financing activities
Proceeds from borrowings	204,424	—	123,570
Repayments of borrowings	(306,150)	(159,719)	(160,210)
Repayments of other non-current financial liabilities	—	(3,919)	(4,287)
Payments of lease liabilities	(125,732)	(121,633)	(100,611)
Proceeds from the exercise of warrants	4,409	—	—
Proceeds from capital contribution from Monterubello	—	10,923	—
Sales of shares held in treasury	3,654	3,390	6,343
Purchase of own shares	—	—	(384)
Dividends to owners of the parent	(25,031)	(21,852)	(102)
Dividends paid to non-controlling interests	(6,068)	(4,187)	(548)
Purchase of own shares from Monterubello	—	—	(455,000)
Proceeds from issuance of ordinary shares upon Business Combination	—	—	310,739
Proceeds from issuance of ordinary shares to PIPE Investors	—	—	331,385
Payments of transaction costs related to the Business Combination	—	—	(48,475)
Cash distributed as part of the Disposition	—	—	(26,272)
Payments for acquisition of non-controlling interests	—	—	(40,253)
Net cash flows used in financing activities	(250,494)	(296,997)	(64,105)
Effects of exchange rate changes on cash and cash equivalents	(4,716)	2,464	7,454
Net increase/(decrease) in cash and cash equivalents	41,958	(205,470)	142,500
Cash and cash equivalents at the beginning of the year	254,321	459,791	317,291
Cash and cash equivalents at the end of the year	296,279	254,321	459,791

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, costs related to the Business Combination, net impairment of leased and owned stores, special donations for social responsibility, net (income)/costs related to lease agreements and certain other items.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit/(Loss) to Adjusted EBIT and the calculation of the Profit/(Loss) Margin and the Adjusted EBIT Margin for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
(€ thousands, except percentages)	2023	2022	2021
Profit/(Loss)	135,661	65,279	(127,661)
Income taxes	33,433	35,802	30,702
Financial income	(37,282)	(13,320)	(45,889)
Financial expenses	68,121	54,346	43,823
Foreign exchange losses	5,262	7,869	7,791
Result from investments accounted for using the equity method	2,953	(2,199)	(2,794)

Transaction costs related to acquisitions (1)	6,001	2,289	—
Severance indemnities and provisions for severance expenses (2)	4,002	2,199	8,996
Legal costs for trademark dispute (3)	2,168	7,532	—
Costs related to the Business Combination (4)	2,140	2,137	205,059
Net impairment of leased and owned stores (5)	1,782	1,639	8,692
Special donations for social responsibility (6)	100	1,000	—
Net (income)/costs related to lease agreements (7)	(4,129)	(6,844)	15,512
Other (8)	—	—	4,884
Adjusted EBIT	220,212	157,729	149,115

Revenues	1,904,549	1,492,840	1,292,402
Profit/(Loss) Margin (Profit/(Loss) / Revenues)	7.1%	4.4%	(9.9%)
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	11.6%	10.6%	11.5%
__________________
(1)Relates to transaction costs of €6,001 thousand and €2,289 thousand in 2023 and 2022, respectively, primarily for consultancy and legal fees related to the TFI Acquisition and, for 2023 only, also to the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(2)Relates to severance indemnities of €4,002 thousand, €2,199 thousand and €8,996 thousand in 2023, 2022 and 2021, respectively. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(3)Relates to legal costs of €2,168 thousand and €7,532 thousand in 2023 and 2022, respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of the Company ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.
(b)€37,906 thousand for the issuance of 5,031,250 the Company ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by the Group, including costs for bank services, legal advisors and other consultancy fees.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Group as result of the Company’s listing on NYSE completed on December 20, 2021.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one ordinary share of the Company, to the Group’s Chief Executive Officer, other directors of the Group, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions.

(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain non-executive directors of the Group.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
These amounts are recorded within (i) “selling, general and administrative expenses” for €2,034 thousand, €2,099 thousand and €200,961 thousand in 2023, 2022 and 2021, respectively, (ii) “cost of sales” for €106 thousand, €38 thousand and €4,086 thousand in 2023, 2022 and 2021, respectively, and (iii) “marketing expenses” for €12 thousand in 2021.
(5)Net impairment of leased and owned stores for 2023, 2022, 2021 includes (i) impairment of €832 thousand, €2,369 thousand and €6,486 thousand related to right-of-use assets, respectively, (ii) impairment of €915 thousand, reversals of impairment of €756 thousand and impairment of €2,167 thousand related to property, plant and equipment, respectively, and (iii) impairment of €35 thousand, €26 thousand and €39 thousand related to intangible assets, respectively. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand). These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(7)Net (income)/costs related to lease agreements include:
(a)in 2023: €4,129 thousand for the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong;
(b)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US, partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US;
(c)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group, (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK.
These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(8)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position).
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2023 and 2022.

	At December 31,
(€ thousands)	2023	2022
Non-current borrowings	113,285	184,880
Current borrowings	289,337	286,175
Derivative financial instruments — Liabilities	897	2,362
Total borrowings, other financial liabilities and derivatives	403,519	473,417
Cash and cash equivalents	(296,279)	(254,321)
Derivative financial instruments — Assets	(11,110)	(22,454)
Other current financial assets(1)	(85,320)	(318,795)
Total cash and cash equivalents, other current financial assets and derivatives	(392,709)	(595,570)
Net Financial Indebtedness/(Cash Surplus)	10,810	(122,153)
________________________________________
(1)Includes (i) the Group’s investments in securities amounting to €85,320 thousand and €316,595 thousand at December 31, 2023 and 2022, respectively, and (ii) a financial receivable from Filati Biagioli Modesto S.p.A., an associated company of the Group, of €2,200 thousand at December 31, 2022. In July 2023, the receivable was converted to equity as a capital contribution.

Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at December 31, 2023 and 2022.

	At December 31,
(€ thousands)	2023	2022
Current assets	1,287,636	1,285,657
Current liabilities	(1,012,123)	(866,984)
Working capital	275,513	418,673
Less:
Derivative financial instruments - Assets	11,110	22,454
Tax receivables	31,024	15,350
Other current financial assets	90,917	320,894
Other current assets	95,260	84,574
Cash and cash equivalents	296,279	254,321
Current borrowings	(289,337)	(286,175)
Current lease liabilities	(122,642)	(111,457)
Derivative financial instruments - Liabilities	(897)	(2,362)
Other current financial liabilities	(22,102)	(37,258)
Current provisions for risks and charges	(16,019)	(13,969)
Tax liabilities	(41,976)	(25,999)
Other current liabilities	(205,013)	(118,828)
Trade Working Capital	448,909	317,128
of which trade receivables	240,457	177,213
of which inventories	522,589	410,851
of which trade payables and customer advances	(314,137)	(270,936)

Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.
The following table sets forth the Free Cash Flow for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
(€ thousands)	2023	2022	2021
Net cash flows from operating activities	275,382	146,398	281,155
Payments for property, plant and equipment	(57,034)	(49,114)	(79,699)
Proceeds from disposals of property plant and equipment	—	—	3,791
Payments for intangible assets	(20,843)	(24,185)	(14,627)
Payments of lease liabilities	(125,732)	(121,633)	(100,611)
Free Cash Flow	71,773	(48,534)	90,009

Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating Organic Growth, the following adjustments are made to revenues:
(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired or disposed in the current year or prior year are excluded from both periods. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.
Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of revenue growth to organic growth, excluding the effects of foreign exchange, acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by product line, by distribution channel and by geography for the year ended December 31, 2023 compared to the year ended December 31, 2022 (FY 2023 vs FY 2022).

Segment

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Zegna	12.4%	(1.4%)	—%	(5.7%)	19.5%
Thom Browne	14.9%	(3.4%)	0.5%	—%	17.8%
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%
________________________________________
(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

Product line

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
ZEGNA branded products	20.1%	(2.2%)	—%	—%	22.3%
Thom Browne	14.7%	(3.3%)	0.5%	—%	17.5%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	10.4%	1.0%	(0.1%)	—%	9.5%
Third Party Brands	(74.1%)	0.1%	—%	(56.8%)	(17.4%)
Other	10.8%	(0.8%)	(3.8%)	—%	15.4%
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

Distribution channel

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Direct to Consumer (DTC)
ZEGNA branded products	22.4%	(3.0%)	—%	—%	25.4%
Thom Browne	25.9%	(8.2%)	14.4%	—%	19.7%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	37.8%	(4.3%)	17.6%	—%	24.5%
Wholesale
ZEGNA branded products	8.4%	1.4%	—%	—%	7.0%
Thom Browne	5.8%	(0.2%)	(9.7%)	—%	15.7%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(24.8%)	0.7%	(0.1%)	(31.2%)	5.8%
Total Wholesale	11.3%	0.6%	14.9%	(13.8%)	9.6%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

Geographical area

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth

EMEA (1)	26.6%	(1.1%)	15.4%	(6.5%)	18.8%
of which Italy	25.6%	—%	13.0%	(5.8%)	18.4%
of which UK	30.1%	(1.6%)	30.7%	(13.7%)	14.7%
of which UAE	35.0%	(3.2%)	7.3%	—%	30.9%
North America (2)	41.6%	1.2%	41.3%	(12.3%)	11.4%
of which United States	42.3%	1.4%	42.6%	(12.1%)	10.4%
Latin America (3)	25.6%	9.4%	—%	—%	16.2%
APAC (4)	22.2%	(5.1%)	5.5%	(1.9%)	23.7%
of which Greater China Region	20.5%	(5.2%)	2.1%	(0.6%)	24.2%
of which Japan	29.9%	(9.9%)	15.9%	(4.4%)	28.3%
Other (5)	(8.6%)	(0.3%)	17.3%	—%	(25.6%)
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

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(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

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Capital expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Payments for property, plant and equipment	57,034	49,114	79,699
Payments for intangible assets	20,843	24,185	14,627
Capital expenditure	77,877	73,299	94,326

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